Exhibit (a)(1)(viii)

IMMEDIATE ATTENTION REQUIRED

Re: Liberty Global 401(k) Savings & Stock Ownership Plan

Dear Plan Participant:

Our records reflect that, as a participant in the Liberty Global 401(k) Savings & Stock Ownership Plan (the “Plan”), all or a portion of your individual account is invested in shares of Liberty Global, Inc. Series A common stock. Liberty Global, Inc. (the “Purchaser”) has made an offer to purchase (the “Offer”) up to 5,682,000 shares of its Series A common stock (the “Series A Shares”) at a purchase price not greater than $44.00 per share nor less than $40.00 per share in cash, as described in the enclosed Offer to Purchase, dated August 10, 2007, as it may be amended (the “Offer to Purchase”).

The Purchaser will select the lowest purchase price (the “Purchase Price”) that is produced by the tender offer process (within the range of share prices specified above) that will allow it to purchase 5,682,000 Series A Shares, or such lesser number of Series A Shares as are properly tendered and not properly withdrawn pursuant to the Offer. The Purchaser will pay the same Purchase Price for all Series A Shares purchased in the Offer. All Series A Shares properly tendered at prices at or below the Purchase Price and not properly withdrawn will be purchased, subject to the conditions of the Offer and the “odd lot,” proration and conditional tender provisions described in the Offer to Purchase. The Purchaser reserves the right, in its sole discretion, to purchase more than 5,682,000 Series A Shares pursuant to the Offer, subject to compliance with applicable law.

Enclosed are Offer materials and a Trustee Direction Form that require your immediate attention. As described below, as a participant under the Plan, you have the right to instruct Fidelity Management Trust Company (“Fidelity”), as Trustee of the Plan, concerning whether to tender all or a portion of the Series A Shares attributable to your individual account under the Plan, and at what price or prices.

If you wish to instruct Fidelity with respect to the Offer, you will need to complete the enclosed Trustee Direction Form and return it to Fidelity’s tabulator in the enclosed return envelope so that it is RECEIVED by 4:00 p.m., New York City time, on September 5, 2007. NO FACSIMILES OF THE DIRECTION FORM WILL BE ACCEPTED.

As described in the Offer to Purchase, the Purchaser has the right to extend the Offer for certain periods. In the event that the Offer is extended, if administratively feasible, the deadline for receipt of your Trustee Direction Form will be 4:00 p.m., New York City time, on the third business day prior to the expiration of the Offer, as extended. If the deadlines set forth in this letter change, you may call Fidelity at 1-800-835-5097 to obtain updated information on the Plan participant direction deadline.

The remainder of this letter summarizes your rights under the Plan and the procedures for directing Fidelity. The enclosed Offer to Purchase sets forth the objectives, terms and conditions of the Offer and is being provided to all of the stockholders of Liberty Global, Inc. Series A common stock; please carefully read the Offer to Purchase in its entirety to fully understand the Offer.

PARTICIPANT RIGHTS UNDER THE PLAN

The Purchaser’s Offer extends to the Series A Shares held by the Plan. As of August 6, 2007, the Plan held approximately 51,191 Series A Shares. Only Fidelity, as Trustee of the Plan, can tender these Series A Shares in the Offer. Nonetheless, as a participant in the Plan, you have the right to direct Fidelity to tender all, a portion or none of the Series A Shares attributable to your individual account under the Plan, and at what price or prices. Unless otherwise required by applicable law, Fidelity will tender Series A Shares in accordance with participant instructions that are received by our deadline described above and Fidelity will not tender Series A Shares attributable to participant accounts for which it does not receive timely instructions. Fidelity will tender Series A Shares in the Plan that have not been allocated to an individual account in the same proportion and at the same prices as they tender Series A Shares for which they receive participant directions, unless otherwise required by law.

Fidelity makes no recommendation as to whether to direct the tender of Series A Shares or whether to refrain from directing the tender of Series A Shares. EACH PARTICIPANT OR BENEFICIARY MUST MAKE HIS OR HER OWN DECISIONS.

LIMITATIONS ON FOLLOWING YOUR DIRECTION

The enclosed Trustee Direction Form allows you to specify the percentage of the Series A Shares attributable to your account that you wish to tender and the price or prices at which you want to tender Series A Shares attributable to your account. As detailed below, when Fidelity tenders Series A Shares on behalf of the Plan, they may be required to tender Series A Shares on terms different than those set forth on your Trustee Direction Form.

The Employee Retirement Income Security Act of 1974, as amended (“ERISA”), and the trust agreement between Liberty Global, Inc. and Fidelity prohibit the sale of Series A Shares to Purchaser for less than “adequate consideration” which is defined by ERISA for a publicly traded security as the price of the security prevailing on a national securities exchange. Fidelity will determine “adequate consideration,” based on the prevailing market price of the Series A Shares on NASDAQ on or about the date the Series A Shares are tendered by Fidelity (the “prevailing market price”). To determine the prevailing market price, Fidelity will look to the NASDAQ Official Close Price as listed on Nasdaq.com. Accordingly, depending on the prevailing market price of the Series A Shares on such date, Fidelity may be unable to follow participant directions to tender Series A Shares to Purchaser at certain prices within the offered range. Fidelity will tender or not tender Series A Shares as follows:

•	If the prevailing market price is greater than the maximum tender price offered by Purchaser ($44.00 per Share), notwithstanding your direction to tender Series A Shares in the Offer, the Series A Shares will not be tendered.

•	If the prevailing market price is equal to or lower than the price at which you direct the Series A Shares to be tendered, Fidelity will follow your direction both as to the percentage of Series A Shares to tender and as to the price at which such Series A Shares are tendered.

•	If the prevailing market price is greater than the price at which you direct the Series A Shares to be tendered but within the range of $40.00 to $44.00, Fidelity will follow your direction regarding the percentage of Series A Shares to be tendered, but will increase the price at which such Series A Shares are to be tendered to the lowest tender price that is not less than prevailing market price.

•	If the prevailing market price is within the range of $40.00 to $44.00, for all shares directed to be tendered at the “per Series A Share purchase price to be determined pursuant to the tender offer,” Fidelity will tender such Series A Shares at the lowest tender price that is not less than the prevailing market price.

CONFIDENTIALITY

To assure the confidentiality of your decision, Fidelity’s tabulator will tabulate the Trustee Direction Forms. The tabulator will not make the results of your individual direction available to the Purchaser/Liberty Global, Inc.

PROCEDURE FOR DIRECTING TRUSTEE

Enclosed is a Trustee Direction Form that should be completed and returned in the enclosed envelope. The number of Series A Shares attributable to your individual Plan account as of August 6, 2007, is indicated on the Direction Form. Please note that Fidelity will apply your instructions to the number of Series A Shares attributable to your account as of September 5, 2007, unless the Offer is extended, in which case Fidelity will apply your directions to the number of Series A Shares attributable to your account as of a later date, if administratively feasible.

If you do not properly complete and return the Trustee Direction Form by the deadline specified, subject to any extensions of the Offer, Series A Shares attributable to your account will be considered uninstructed and will not be tendered in the Offer, unless otherwise required by applicable law.

To properly complete your Direction Form, you must do the following:

(1) On the face of the Direction Form, check Box 1 or 2. CHECK ONLY ONE BOX:

•	CHECK BOX 1 if you do not want the Series A Shares attributable to your individual account tendered for sale in accordance with the terms of the Offer and simply want the Plan to continue holding such Series A Shares.

•	CHECK BOX 2 in all other cases and complete the table immediately below Box 2. Specify the percentage (in whole numbers) of Series A Shares attributable to your individual account that you want to tender at each price indicated.

You may direct the tender of Series A Shares attributable to your account at different prices. To do so, you must state the percentage (in whole numbers) of Series A Shares to be sold at each price by filling in the percentage of such Series A Shares on the line immediately before the price. Also, you may elect to accept the per Share purchase price to be determined pursuant to the tender offer which will result in receiving a price per Series A Share as low as $40.00 or as high as $44.00. Leave a given line blank if you want no Series A Shares tendered at that particular price. The total of the percentages you provide on the Direction Form may not exceed 100%, but it may be less than 100%. If this amount is less than 100%, you will be deemed to have instructed Fidelity NOT to tender the balance of the Series A Shares attributable to your individual account.

(2) Date and sign the Direction Form in the space provided.

(3) Return the Direction Form in the enclosed return envelope so that it is received by Fidelity’s tabulator at the address on the return envelope (P.O. Box 9142, Hingham, MA 02043) not later than 4:00 P.M., New York City time, on September 5, 2007, unless the Offer is extended, in which case the participant deadline shall be three business days prior to the expiration date of the Offer, if feasible. If you wish to return the form by overnight courier, please send it to Fidelity’s tabulator at Tabulator, 60 Research Road, Hingham, MA 02043. Directions via facsimile will not be accepted.

Your direction will be deemed irrevocable unless withdrawn by 4:00 p.m., New York City time, on September 5, 2007. In order to make an effective withdrawal, you must submit a new Trustee Direction Form, which may be obtained by calling Fidelity at 1-800-835-5097. Upon receipt by Fidelity of a new, completed, signed and dated Trustee Direction Form, your previous direction will be deemed cancelled. Please note that the last timely, properly completed direction Fidelity receives from a participant will be followed.

After the deadline for returning the Trustee Direction Forms, the tabulator will complete the tabulation of all properly completed and timely delivered directions and, unless otherwise required by law, Fidelity, as Trustee, will tender the appropriate number of Series A Shares on behalf of the Plan.

Purchaser will then buy all Series A Shares, up to 5,682,000 that were properly tendered through the Offer. If there is an excess of Series A Shares tendered over the exact number desired by the Purchaser, Series A Shares tendered pursuant to the Offer may be subject to proration, as described in the Offer to Purchase. Any Series A Shares attributable to your account that are not purchased in the Offer will remain allocated to your individual account under the Plan.

The preferential treatment of holders of fewer than 100 Series A Shares, as described in the Offer to Purchase, will not apply to participants in the Plan, regardless of the number of Series A Shares held within their individual accounts. Likewise, the conditional tender of Series A Shares, as described in the Offer to Purchase, will not apply to the participants in the Plan.

EFFECT OF THE OFFER ON YOUR PLAN ACCOUNT

If you direct Fidelity to tender some or all of the Series A Shares attributable to your account, as of 4:00 p.m., New York City time, on September 5, 2007 certain transactions involving the Series A Shares attributable to your Plan account, including all exchanges out, loans, withdrawals and distributions, will be prohibited until all processing related to the Offer has been completed, unless the Offer is extended or terminated. (Series A Share balances in your account will be utilized to calculate amounts eligible for loans and withdrawals throughout this freeze.) We currently anticipate that this freeze will last until approximately September 24, 2007. In the event that the Offer is extended, this freeze on certain transactions will, if administratively feasible, be temporarily lifted until three business days prior to the new completion date of the Offer, as extended, at which time a new freeze on all transactions involving the Series A Shares attributable to your account will commence. You can call Fidelity at 1-800-835-5097 to obtain updated information on expiration dates, deadlines and freezes.

During the period of the freeze, you will be unable to direct or diversify the assets in your account attributable to Series A Shares. For this reason, it is very important that you review and consider the appropriateness of your current investments in light of your inability to direct or diversify those investments during the freeze period. For your long-term retirement security, you should give careful consideration to the importance of a well-balanced and diversified investment portfolio, taking into account all your assets, income and investments. You should be aware that there is a risk to holding substantial portions of your assets in the securities of any one company, as individual securities tend to have wider price swings, up and down, in short periods of time, than investments in diversified funds. Stocks that have wide price swings might have a large loss during the freeze period.

Be aware that if you elect to tender some but not all of your Series A Shares, you will not be able direct the sale of the remaining Series A Shares until the end of the freeze period.

The period of the freeze is considered a “blackout period” under Federal law. Federal law generally requires that you be furnished notice of a blackout period at least 30 days in advance of the last date on which you could exercise your affected rights immediately before the commencement of any blackout period in order to provide you with sufficient time to consider the effect of the blackout period on your retirement and financial plans. In this case, the tender offer was publicly announced on  August 3, 2007 and is scheduled to end on September 10, 2007. Fidelity requires that in order to process tender directions the blackout period must begin on September 5, 2007. As the administratively required blackout period for the plan will begin less than 30 days after this notice, it was not possible to give you notice at least 30 days in advance of the commencement of the blackout period. If you have any questions concerning this notice, you should contact the Plan’s Administrative Committee, c/o Michelle Keist, Liberty Global, Inc., 12300 Liberty Boulevard, Englewood, Colorado 80112, (303) 220-6600.

If you directed Fidelity to NOT tender any of the Series A Shares attributable to your account or you did not return your Trustee Direction Form in a timely manner, you will continue to have access to all transactions normally available to you under the Plan.

INVESTMENT OF PROCEEDS

For any Series A Shares in the Plan that are tendered and purchased by the Purchaser, the Purchaser will pay cash to the Plan. INDIVIDUAL PARTICIPANTS IN THE PLAN WILL NOT, HOWEVER, RECEIVE ANY CASH TENDER PROCEEDS DIRECTLY. ALL SUCH PROCEEDS WILL REMAIN IN THE PLAN AND MAY BE WITHDRAWN ONLY IN ACCORDANCE WITH THE TERMS OF THE PLAN.

Fidelity will invest all cash proceeds as soon as administratively feasible after receipt of these proceeds. This cash will be invested in the Fidelity Money Market Trust: Retirement Money Market Portfolio. You may call Fidelity at 1-800-835-5097 (or access your account via NetBenefits) after the reinvestment is complete to learn more about these and any additional effects of the Offer on your Plan account. Once the freeze period described above is completed, you will be able to direct the investment of these proceeds into any other investment option available under the Plan.

As the proceeds of the sale of Series A Shares in the Plan will remain in the Plan, there are no immediate tax consequences to you as a result of tendering Series A Shares. However, one consideration in making the decision to tender Series A Shares is the potential loss of the ability to receive special tax treatment of a future lump sum distribution of Series A Shares.

Under the Plan, at the time you are otherwise able to take a distribution, you may be able to take a distribution of the portion of your account invested in Series A Shares “in-kind”, i.e., in the form of shares of stock, rather than cash. This type of distribution may qualify for special tax advantages in the form of delayed taxation of the “net unrealized appreciation” in the Series A Shares distributed, as described below. In general, the excess, if any, of the fair market value of the Series A Shares at distribution over the cost of the Series A Shares to the Plan’s trustee (the “net unrealized appreciation”) is not subject to federal income tax when distributed but generally will be subject to federal income tax at the long-term capital gain rate when you subsequently sell the stock. If you elect to tender the Series A Shares attributable to your account, the ability to elect an in-kind distribution at the time of your ultimate distribution from the Plan and receive favorable treatment of the associated net unrealized appreciation will not be available to you with respect to the tendered Series A Shares.

PLEASE NOTE THAT THIS COMMUNICATION IS NOT INTENDED TO PROVIDE YOU WITH TAX ADVICE, AND YOU SHOULD DISCUSS ANY TAX ISSUES WITH YOUR PERSONAL TAX ADVISOR.

SERIES C SHARES WITHIN YOUR ACCOUNT

If a portion of your individual account under the Plan is also invested in shares of Liberty Global, Inc. Series C common stock (“Series C Shares”), you should also receive, under separate cover, Offer materials that provide you with the ability to direct Fidelity with respect to such Series C Shares. If you wish to direct Fidelity with respect to the Series C Shares attributable to your account, you must use the Direction Form provided in that separate mailing; the Direction Form enclosed in this package may only be used to direct Fidelity with respect to the Series A Shares attributable to your account. Similarly, the Direction Form enclosed in that separate mailing may not be used to direct Fidelity with respect to the Series A Shares attributable to your account.

SERIES A SHARES OUTSIDE THE PLAN

If you hold Series A Shares directly (i.e., outside the Plan), you will receive, under separate cover, tender offer materials which can be used to tender such Series A Shares. Those materials may not be used to direct Fidelity to tender Series A Shares attributable to your individual account under the Plan. The direction to tender Series A Shares attributable to your individual account under the Plan may only be made by means of the Trustee Direction Form in accordance with the procedures in this letter and the enclosed Trustee Direction Form. Similarly, the enclosed Trustee Direction Form may not be used to tender non-Plan Series A Shares.

FURTHER INFORMATION

If you require additional information concerning the procedure to direct Fidelity to tender Series A Shares attributable to your individual account under the Plan, please contact Fidelity toll free at 1-800-835-5097. If you require additional information concerning the terms and conditions of the Offer, please contact D.F. King & Co., Inc., the information agent, toll free at 1-800-207-3158.

Sincerely,

Fidelity Management Trust Company

You can communicate your election to Fidelity as follows:

1. You can mail this form in the enclosed postage-paid return envelope to Fidelity’s tabulation agent at P.O. Box 9142, Hingham, MA 02043; or

2. You can overnight the form to Fidelity’s tabulation agent at Tabulator, 60 Research Road, Hingham, MA 02043

PLEASE NOTE, that any mailed form must be RECEIVED, not just postmarked, by the deadline, in order to be valid.

DIRECTION FORM

LIBERTY GLOBAL, INC. TENDER OFFER

SERIES A SHARES

BEFORE COMPLETING THIS FORM, PLEASE READ CAREFULLY THE
ACCOMPANYING OFFER TO PURCHASE AND ALL OTHER ENCLOSED MATERIALS.

PLEASE NOTE THAT IF YOU DO NOT SEND IN A PROPERLY COMPLETED, SIGNED DIRECTION FORM, OR IF SUCH DIRECTION FORM IS NOT RECEIVED BY 4:00 P.M., NEW YORK CITY TIME ON SEPTEMBER 5, 2007, UNLESS THE TENDER OFFER IS EXTENDED, THE LIBERTY GLOBAL, INC. SERIES A SHARES ATTRIBUTABLE TO YOUR ACCOUNT UNDER THE PLAN WILL NOT BE TENDERED IN ACCORDANCE WITH THE TENDER OFFER, UNLESS OTHERWISE REQUIRED BY LAW.

Fidelity Management Trust Company (“Fidelity”) makes no recommendation to any participant in the Liberty Global, Inc. 401(k) Plan (the “Plan”) as to whether to tender or not, or at which prices. Your direction to Fidelity will be kept confidential.

This Direction Form, if properly signed, completed and received by Fidelity’s tender offer tabulator in a timely manner, will supersede any previous Direction Form.

Date

Please Print Name

Signature

As of August 6, 2007, the number of shares attributable to your account in the Plan is shown to the right of your address.

In connection with the Offer to Purchase made by Liberty Global, Inc., dated August 10, 2007, I hereby instruct Fidelity to tender the Series A Shares attributable to my account under the Plan as of September 5, 2007, unless a later deadline is announced, as follows (check only one box and complete):

(CHECK BOX ONE OR TWO)

☐ 1.	Please refrain from tendering and continue to HOLD all Series A Shares attributable to my individual account under the Plan.

☐ 2.	Please TENDER Series A Shares attributable to my individual account under the Plan in the percentage indicated below for each of the prices provided. A blank space before a given price will be taken to mean that no shares attributable to my account are to be tendered at that price. FILL IN THE TABLE BELOW ONLY IF YOU HAVE CHECKED BOX 2.

Percentage of Series A Shares to be Tendered (The total of all percentages must be less than or equal to 100%. If the total is less than 100%, you will be deemed to have directed Fidelity NOT to tender the remaining percentage.)

% at $40.00 % at $40.10 % at $40.20 % at $40.30 % at $40.40 % at $40.50 % at $40.60 % at $40.70 % at $40.80	% at $40.90 % at $41.00 % at $41.10 % at $41.20 % at $41.30 % at $41.40 % at $41.50 % at $41.60 % at $41.70	% at $41.80 % at $41.90 % at $42.00 % at $42.10 % at $42.20 % at $42.30 % at $42.40 % at $42.50	% at $42.60 % at $42.70 % at $42.80 % at $42.90 % at $43.00 % at $43.10 % at $43.20 % at $43.30	% at $43.40 % at $43.50 % at $43.60 % at $43.70 % at $43.80 % at $43.90 % at $44.00 % at TBD**

**	By entering a percentage on the % line at TBD, the undersigned is willing to accept the Purchase Price resulting from the Dutch Auction, for the percentage of Series A Shares elected. This could result in receiving a price per share as low as $40.00 or as high as $44.00 per share.